UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2017

Med-X, Inc.
(Exact name of issuer as specified in its charter)

Nevada	46-5473113
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

8236 Remmet Avenue

Canoga Park, California 91304

(Full mailing address of principal executive offices)

(818) 349-2870

(Issuer’s telephone number, including area code)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Annual Report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” and elsewhere in this Annual Report.

Med-X, Inc. is a Nevada corporation formed in February, 2014 to (1) acquire, create and publish high quality Cannabis industry media content through the Company’s media platform, www.marijuanatimes.org, to generate revenue from advertisers as well as through the sale of industry related products, (2) sell Nature-Cide® products to Cannabis cultivators throughout the world, and (3) research and develop, through state of the art compound identification and extraction techniques, and market and sell medically beneficial supplements made from the oils synthesized from the Cannabis plant. The Company’s website, www.marijuanatimes.org, has been displaying Cannabis industry news and information since its launch in July 2015. The content is designed to cover a wide variety of topics relating to the industry on an ongoing basis, including news and current events, as well as the business, financial, legislative, legal, cultural, medical, scientific and technological aspects of the industry on a national and international level. Stories, columns, advice and analysis come from a combination of regular consultants and contributors, freelance writers, Company personnel and public news sources. The Company also plans to eventually add online ecommerce to its website, offering industry ancillary products for sale from third party suppliers and from its own product line. The Company’s media division will be profitable if and to the extent that the revenue from advertisers, sponsors and product sales exceeds the cost of the content (expected to be writers’ and content licensing fees) and products offered for sale. We do not anticipate stocking an inventory of third party products for sale, rather, we expect to fill orders on a real time basis directly from third party fulfillment sources.

The Company plans to supply products to the Cannabis agricultural and supply industries, including recently licensed Nature-Cide® brands such as Nature-Cide’s® Pest Management and All-Purpose formulations, as well as a special insecticidal soil, for which we recently filed a patent application with the United States Office of Patents and Trademarks. Nature-Cide® is a proprietary all natural essential oil insecticide/miticide/nematicide that repels and kills a wide variety of pests, including insects that are commonly known to damage Cannabis crops. Nature-Cide® is owned, manufactured and distributed by Pacific Shore Holdings, Inc. (“Pacific Shore”), an affiliate of Med-X. Pacific Shore granted us an exclusive license to use and market the Nature-Cide® brand for the Cannabis industry on a royalty free, worldwide basis in perpetuity, in consideration for Med-X common stock. Pacific Shore will supply Nature-Cide® to Med-X on a wholesale discount basis, and Med-X is expected to market and resell the product to Cannabis growers and suppliers throughout the world. Med-X may also subcontract the Nature-Cide® service truck from Pacific Shore to service California approved medicinal Cannabis patients’ home Cannabis gardens, to help combat known insects encountered by medicinal consumers in their personal indoor and outdoor cultivation.

If and when its legally permitted to do so, the Company’s planned compound identification and extraction research and development operation will be conducted primarily at the Company’s existing 600 square foot indoor cultivation center in Los Angeles County, California, where controlled quantities of high quality Cannabis were being grown, harvested and stored for research and medical use in 2015 and early 2016, to the extent permitted by California law. The fundamental premise of the operation is to make Cannabis oil from the plant, extract a variety of medicinal compounds from the oil, especially the non-THC Cannabidiol (CBD) compounds found in Cannabis and, when seeking supplements for pain management and relief, also THC compounds, testing the efficacy of the supplement prototypes, and producing, marketing and selling natural supplements containing these compounds. The Company has purchased and utilized special equipment designed to facilitate the compound identification and extraction process. Preliminary research in the industry indicates that CBD-based compounds from Cannabis may be effective in treating the symptoms of certain neurological pathologies, but there is much additional research needed to reliably commercialize CBDs for medical purposes. There is no assurance that the Company will be successful in making or selling any medicinal supplements from the CBD or THC compounds identified and extracted by it.

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Once and only when Cannabis is legalized for recreational use in California, the Company may also plan to acquire sufficient indoor and outdoor farm property in California to grow, harvest and sell high quality, custom-bred Cannabis for the California medical and recreational Cannabis markets for compound identification and extraction, and for any other market that becomes legally available to the Company in the future as a California grower.

The primary sources of short term revenue for Med-X are expected to be the proceeds from advertising dollars generated from content published on the Company’s media outlet, www.marijuanatimes.org, as well as through the sale of industry related merchandise. Management also believes that substantial revenue can be earned from the sale of Nature-Cide® and other proprietary products and services to medicinal use patients who are engaged in legal Cannabis cultivation as well as the Cannabis agricultural business, including indoor greenhouse operations. Med-X may also earn revenue from providing consulting services to other Cannabis industry participants. In the short run, consulting services, licensing and other methods of monetization may be utilized. In the long run, revenue is anticipated from the Company’s planned Cannabis compound identification and extraction system along with our planned cannabis products and various pharmaceutical products pharmacy automation, assuming our research and development of those planned products and services are successful. No revenue is expected from the sale of Cannabis or medicinal Cannabis compounds for medical or recreational use until such sale it is legal to do so. Management believes it will eventually see revenue from growing, harvesting and selling high quality, custom-bred Cannabis for the California medical markets, as well as the recreational Cannabis markets. As a California grower, the Company will approach other markets that become legally available to it in the future, if any.

Our operational expenditures are primarily related to development of The Marijuana Times platform, marketing costs associated with getting users to join our network and engage with other users, and the costs related to being a fully reporting company with the Securities and Exchange Commission. Since inception in 2015, The Marijuana Times has built a growing network of users. This growth has been aided by the growing use of mobile applications and the popularity of the cannabis legalization movement among young adults.

Results of Operations

The period of January 1, 2016 to June 30, 2016

Revenue. Total revenue for the period of January 1, 2016 to June 30, 2016 was $2,996. We anticipated that in the third quarter of 2016, our earnings would commence from expected advertising fees and proceeds from the expected sales of Nature-Cide products to Cannabis cultivators.

Operating Expenses. Operating expenses for the period of January 1, 2016 to June 30, 2016 were $973,656. Operating expenses for the period were comprised of research and development expenses for cultivation research, marketing costs to promote the Company’s new website, general and administrative expenses and professional outside service fees incurred in operating the cultivation facility and building the Company’s new website. The substantial increase in operating expenses in 2016 compared to 2015 was also caused by the costs incurred by us to conduct our offering under Regulation A+ of 25,000,000 shares at $0.60 per share to raise capital, which commenced in February 2016.

Net Loss. Net loss for the period of January 1, 2016 to June 30, 2016 was ($972,071). This net loss was the result of little revenue and $973,656 of operating expenses. Currently operating costs exceed revenue because we do not have sales and are actively raising capital. We cannot assure when or if revenue will exceed operating costs.

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The period of January 1, 2017 to June 30, 2017

Revenue. Total revenue for the period of January 1, 2017 to June 30, 2017 was $25,229. Revenue for the six-month period ended June 30, 2017 was comprised of $7,780 from services and advertisers in The Marijuana Times and $17,449 from our Trade Publication for the NCIA Cannabis Business Summit & Expo.

Operating Expenses. Operating expenses for the period of January 1, 2017 to June 30, 2017 were $505,710. Operating expenses for the period were comprised of. sales and marketing costs to support and promote The Marijuana Times and the Company’s new website, general and administrative expenses and professional outside service fees incurred in support of the Company’s defense efforts related to the SEC’s Temporary Suspension of our Regulation A+ Offering. The Company prevailed with the Administrative Law Judge vacating the Temporary Suspension on May 8, 2017. The decrease of 35% in operating expenses in 2017 compared to 2016 was mostly . due to significantly lower costs associated with the Company’s offering under Regulation A+ of 25,000,000 shares at $0.60 per share to raise capital, which commenced in February 2016 and was not active during 2017.

Net Loss. Net loss for the period of January 1, 2017 to June 30, 2017 was ($487,571). This net loss was the result of minimal revenue and $505,710 of operating expenses. Currently operating costs exceed revenue because of minimal sales and reduced activity in raising capital. We cannot assure when or if revenue will exceed operating costs.

Liquidity and Capital Resources

We had net cash of $88,795 at December 31, 2016 and $14,298 at June 30, 2017, primarily from the short-term loans provided by the Company’s affiliate Pacific Shore Holdings, Inc.

During the period of January 1, 2016 to June 30, 2016, we used ($980,555) of cash for operating activities. A large portion of the funds were used to pay for service fees incurred for the cultivation center and the website, and the cost of conducting the Company’s offering of common stock pursuant to Regulation A+ (Tier 2), which commenced in February 2016.

During the period of January 1, 2017 to June 30, 2017, we used ($189,573) of cash for operating activities. A large portion of the funds were used for sales and marketing costs to support and promote The Marijuana Times and the Company’s new website, general and administrative expenses and professional outside service fees incurred in support of the Company’s defense efforts related to the SEC’s Temporary Suspension of our Regulation A+ Offering. The Company prevailed with the Administrative Law Judge vacating the Temporary Suspension on May 8, 2017. These expenses were offset by short term loans provided by the Company’s affiliate, Pacific Shore Holdings, Inc.

Cash provided by financing activities relating to the issuance of shares of common stock during the period of January 1, 2016 to June 30, 2016 was $817,602. Cash provided by financing activities relating to the issuance of shares of common stock during the period of January 1, 2017 to June 30, 2017 was $115,076. Since inception, our capital needs have primarily been met from the private placement of our common stock at $0.50 per share which commenced in September 2014 and ended when the offering under Regulation A+ commenced in February 2016, pursuant to which we sold shares of common stock at $0.60 per share. During 2017 the Company raised capital through a private placement of common stock at $.60 per share under Rule 506(c).

We will have additional capital requirements during 2017 and 2018. We do not expect to be able to satisfy our cash requirements through online sales, and therefore we will attempt to raise additional capital through the sale of our common stock. In February 2016, we commenced an offering of 25,000,000 shares at $0.60 per share under Regulation A+ (Tier 2) of the Securities Act of 1933, as amended. As of September 10, 2016, we had raised approximately $840,000 from the sale of approximately 1,400,000 shares in our Regulation A+ offering, which . terminated on September 16, 2016. We filed a post-qualification amendment to the Offering Statement under Regulation A+ to extend the offering for up to another year which was reviewed and qualified by the Securities and Exchange Commission on June 30, 2017.

We cannot assure that we will have sufficient capital to finance our growth and business operations or that such capital will be available on terms that are favorable to us or at all. We are currently incurring operating deficits that are expected to continue for the foreseeable future.

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Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Critical Accounting Policies

We have identified the policies outlined below as critical to our business operations and an understanding of our results of operations. The list is not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by accounting principles generally accepted in the United States, with no need for management's judgment in their application. The impact and any associated risks related to these policies on our business operations is discussed throughout management's Discussion and Analysis or Plan of Operation where such policies affect our reported and expected financial results. Note that our preparation of the financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our financial statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates.

Revenue Recognition

Revenue includes advertising, trade show publication and product sales. The Company recognizes revenue from product sales in accordance with Topic 605 “Revenue Recognition in Financial Statements” which is at the time customers are invoiced at shipping point, provided title and risk of loss has passed to the customer, evidence of an arrangement exists, fees are contractually fixed or determinable, collection is reasonably assured through historical collection results and regular credit evaluations, and there are no uncertainties regarding customer acceptance. Revenue from advertising and trade show publications is recognized at the time the advertisement is published and the trade show publication is recognized at the point when the trade show is being held.

The Company had minimal revenue during 2016 and 2017. Revenue in 2016 was from two customers and revenue in 2017 was attributable to advertisement placement in The Marijuana Times and the Company’s initial trade show publication.

Stock Based Compensation Expense

We account any share-based compensation pursuant to SFAS No. 123 (revised 2004) Share-Based Payment, or SFAS No. 123R. SFAS No. 123R requires measurement of all employee share-based payments awards using a fair-value method. When a grant date for fair value is determined we will use the Black-Scholes-Merton pricing model. The Black-Scholes-Merton valuation calculation requires us to make key assumptions such as future stock price volatility, expected terms, risk-free rates and dividend yield. The weighted-average expected term for stock options granted was calculated using the simplified method in accordance with the provisions of Staff Accounting Bulletin No. 107, Share-Based Payment. The simplified method defines the expected term as the average of the contractual term and the vesting period of the stock option. We will estimate the volatility rates used as inputs to the model based on an analysis of the most similar public companies for which Med-X has data. We will use judgment in selecting these companies, as well as in evaluating the available historical volatility data for these companies.

SFAS No. 123R requires us to develop an estimate of the number of share-based awards which will be forfeited due to employee turnover. Annual changes in the estimated forfeiture rate may have a significant effect on share-based payments expense, as the effect of adjusting the rate for all expense amortization after January 1, 2006 is recognized in the period the forfeiture estimate is changed. If the actual forfeiture rate is higher than the estimated forfeiture rate, then an adjustment is made to increase the estimated forfeiture rate, which will result in a decrease to the expense recognized in the financial statements. If the actual forfeiture rate is lower than the estimated forfeiture rate, then an adjustment is made to decrease the estimated forfeiture rate, which will result in an increase to the expense recognized in the financial statements. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant. We have never paid cash dividends, and do not currently intend to pay cash dividends, and thus have assumed a 0% dividend yield.

Med-X will continue to use judgment in evaluating the expected term, volatility and forfeiture rate related to its stock-based awards on a prospective basis, and in incorporating these factors into the model. If our actual experience differs significantly from the assumptions used to compute its stock-based compensation cost, or if different assumptions had been used, we may record too much or too little share-based compensation cost. Med-X recognizes expense using the straight-line attribution method.

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Item 2. Other Information

Lifting of Suspension Order

On May 8, 2017 Administrative Law Judge Jason S. Patil rendered a decision that the Securities and Exchange Commission’s September 16, 2016 temporary suspension of Med-X, Inc.’s Regulation A exemption shall be vacated and Judge Patil dismissed the administrative proceedings in favor of Med-X.

Per Judge Patil and the Commission’s Rules, the initial decision will not become final until the Commission enters an order of finality. Judge Patil ruled that the Commission will enter an order of finality unless a party files a petition for review or motion to correct a manifest error of fact or the Commission determines on its own initiative to review the initial decision as to a party. All time periods for the Commission to review or challenge Judge Patil’s initial decision have passed, yet no notice of finality has been issued by the Commission.

After the favorable decision, Med-X’s Offering Circular has been updated via a Post-Effective Amendment filed with the Commission on June 9, 2017 and re-qualified by the Commission on June 30, 2017. Med-X is still waiting for the Commission to issue a Notice That Initial Decision Has Become Final. Med-X is unable to resume its offering under Regulation A exemption until such notice is issued by the Commission.

Given that over 108 days has passed since the initial decision, Med-X has requested the final notice be issued, first from the Commission’s Secretary, and then directly to the presiding Commissioners. As of the date of this filing, there has been no response as to if or when the notice of finality ordered by Judge Patil and mandated by the Commission’s Rules will be issued.

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Item 3. Financial Statements

MED-X, INC.

BALANCE SHEET

JUNE 30, 2017 and DECEMBER 31, 2016

(UNAUDITED)

	June	December
	2017	2016
ASSETS
Current Assets
Cash and cash equivalents	$14,298	$88,795
Accounts Receivable	$755	$755
Inventory	$6,998	$6,998
Restricted Cash	$395	$55,726
Total Current Assets	22,446	152,274

Facility and Equipment and software	378,787	378,787
Less: Accumulated Depreciation	(147,606)	(103,864)
Property and Equipment, Net	231,181	274,923

TOTAL ASSETS	$253,627	$427,197

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
Accounts payable	$139,698	$70,992
Accrued liabilities	$-	$3,100
Short-term loan payable	$213,500	$80,000
Deferred revenue	$3,735	$4,530
Accrued vaacation	$5,924	$5,924
Total Current Liabilities	362,857	164,546

Total Liabilities	362,857	164,546

Stockholders' Equity
Common stock (par value of $.001; 300,000,000 shares authorized;
(93,762,812 and 92,394,850 shares issued and outstanding)	94,404	94,404
Preferred stock (par value of $.001; 5,000,000 shares authorized;	-	-
(No shares issued and outstanding)
Additional paid in capital	2,294,145	2,179,070
Accumulated deficit	(2,497,779)	(2,010,823)
Total Stockholders' Equity	(109,230)	262,651

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$253,627	$427,197

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MED-X, INC.

STATEMENTS OF OPERATIONS

SIX MONTHS ENDED JUNE 30, 2017 AND JUNE 30, 2016

(UNAUDITED)

	Six Months	Six Months
	6/30/2017	6/30/2016

Sales	$25,229	$2,996
Cost of Goods Sold	7,090	1,411
Gross Profit	18,139	1,585

General and Administrative Expenses

Selling & Marketing Expenses	149,610	470,377
Research & Development	-	300
Personnel & Outside Services Expenses	263,796	403,561
General and Administrative Expenses	92,304	99,418
Total Operating Expenses	505,710	973,656

(Loss) from Operations	(487,571)	(972,071)

(Loss) Before Income Taxes	(487,571)	(972,071)

Net Income (Loss)	$(487,571)	$(972,071)

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MED-X, INC.

STATEMENTS OF CASH FLOWS
SIX MONTHS ENDED JUNE 30, 2017 AND JUNE 30, 2016

(UNAUDITED)

	Six Months	Six Months
	2017	2016

Net (loss)	$(487,571)	$(972,071)
Changes in operating assests and liabilities:
Accounts receivable	-	(368)
Deposits	55,331	(117,602)
Deferred Revenue	(795)	-
Prepaid expenses	-	-
Inventory	-	(3,371)
Accounts payable	66,220	34,539
Loan Payable	133,500	50,000
Depreciation	43,742	28,318
Net cash (used in) operating activities	(189,573)	(980,555)

Cash flows from investing activities:
Cash payments for the purchase of property	-	(51,237)
Net cash (used in) investing activities	-	(51,237)

Cash flows from financing activities:
Common stock issued for cash net of offering costs and stock options	115,076	817,602
Net cash provided by financing activities	115,076	817,602

Net increase in cash and cash equivalents	(74,497)	(214,190)

Cash and cash equivalents at beginning of year	88,795	256,008

Cash and cash equivalents at end of year	$14,298	$41,818

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Item 4. Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description

2.1	Articles of Incorporation *
2.2	Bylaws *
4.1	Subscription Documents *
6.1	License Agreement, dated September 1, 2014, by and between Med-X, Inc., as the Licensee, and Pacific Shore Holdings, Inc., as the Licensor. *
6.2	Posting Agreement, dated November 12, 2015, by and between Med-X, Inc. and StartEngine Crowdfunding, Inc., with Warrant attached. *
6.3	Broker-Dealer Services Agreement with FundAmerica Securities, LLC*
6.4	Development, Marketing and Consulting Agreement with M6, dated June 20, 2016**
6.5	Agreement with Monarch Bay Securities, LLC**
8.1	Escrow Services Agreement with FundAmerica Securities, LLC*

______________

*Filed with the original Offering Statement on Form 1-A on August 26, 2015 or with subsequent amendments to such Offering Statement.

**Filed with the Company’s Annual Report on Form 1-K for the fiscal year ending December 31, 2015.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Med-X, Inc.

Date: August 22, 2017	By:	/s/ Matthew Mills
Matthew Mills
Chairman and President

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Date: August 22, 2017	By:	/s/ Ron Tchorzewski
Ron Tchorzewski
Chief Financial Officer

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